                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       ACTION PERFORMANCE COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    004933107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                CMC Enterprises Limited, 23/F, Block E, Phase 2,
          Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong. Att. Ms. Choi Lim Shuk (tel.(011-852) 2493-8267)
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 31, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 004933107                                            PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CMC Enterprises Limited
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------
    NUMBER OF                 7    SOLE VOTING POWER

     SHARES                             500,000 shares of Common Stock
                             ---------------------------------------------------
  BENEFICIALLY                8    SHARED VOTING POWER

    OWNED BY                            -0-
                             ---------------------------------------------------
      EACH                    9    SOLE DISPOSITIVE POWER

   REPORTING                            500,000 shares of Common Stock
                             ---------------------------------------------------
  PERSON WITH                10    SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 004933107                                           Page 3 of 6 Pages


CMC Enterprises Limited, a British Virgin Islands company ("CMC") hereby amends the Statement on Schedule 13D, as filed on April 9, 1996 with respect to the shares of Common Stock of Action Performance Company, Inc. (the "Issuer") which were issued upon conversion of Class A Preferred Stock in May 1996. A stock split at a ratio of 2 to 1 was implemented by the Issuer on May 28, 1996. CMC presently holds 500,000 shares of the Issuer Common Stock.

Item 1. Security and Issuer.

Security: Common Stock of Action Performance Companies, Inc.
Address:  2401 West First Street
          Tempe, Arizona 85281

Item 2. Identity and Background.

(a)  CMC Enterprises Limited, a British Virgin Island corporation ("CMC").

(b) The principal executive offices of CMC are located at 23/F, Block E, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong.

(c)  CMC was formed for the purpose of making investments.

(d)(e) During the last five years neither CMC, nor any of the directors or executive officers of CMC, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Source of Funds: CMC used its own working capital

Amount: CMC paid $2,000,000 for the Class A shares which were subsequently converted into Common Stock Shares. This amount was paid to the Issuer on February 15 and 20, 1995, as more particularly described in Item 6 below.

Item 4. Purpose of Transaction.

     CMC acquired the Class A shares for investment purposes. Neither CMC nor any of its executive officers or directors has any present intention to acquire control over the Issuer or to take any other action of the types described in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)    The aggregate number of shares and percentage of Common Stock of the Issuer (based upon 13,094,962 shares of Common Stock of the Issuer outstanding as of September 30, 1996) beneficially owned by CMC, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

CUSIP NO. 004933107                                     Page 4 of 6 Pages



                              NO. OF SHARES         PERCENTAGE OF             POWER TO VOTE                 POWER TO DISPOSE
                              BENEFICIALLY         COMMON STOCK OF
 PERSON                           OWNED                 ISSUER             SOLE         SHARED            SOLE          SHARED
 ------                       -------------        ----------------        ----         ------            ----          ------

 CMC                             500,000                 3.8%             500,000        -0-            500,000          -0-
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


(c) The following is a chart indicating (1) each date CMC sold share of Common Stock of the Issuer; (2) the number of Common Stock sold; and (3) the price per share:

                              Number of Shares
Date Sold                     of Common Stock       Price Per Share
---------                     ----------------      ---------------

December 05, 1996                  33,000              $17.000
December 03, 1996                  30,000              $17.125
November 14, 1996                  25,000              $17.000
November 11, 1996                   2,000              $17.000
November 08, 1996                  10,000              $17.000
November 07, 1996                 100,000              $16.000
November 06, 1996                   2,500              $15.375
November 06, 1996                  78,900              $15.250
November 06, 1996                   6,500              $15.000
November 05, 1996                  15,000              $15.375
November 05, 1996                  35,000              $15.250
November 01, 1996                   2,500              $15.000
October  31, 1996                  31,500              $15.250
October  31, 1996                  23,000              $15.125
October  31, 1996                  10,500              $15.000
October  30, 1996                  34,000              $15.250
October  29, 1996                  14,400              $15.375
October  29, 1996                  35,600              $15.250
August   19, 1996                   7,000              $12.500
August   16, 1996                   2,000              $12.750
August   15, 1996                     600              $13.000

Such sales were made on the NASDAQ. No person described in this Item 5 has effected any other transactions in the Common Stock of the Issuer during the past 60 days.

(d) To the best knowledge of CMC, no person other than CMC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer.

(e)  October 31, 1996

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Purchase Agreement.

CUSIP NO. 004933107                                      Page 5 of 6 Pages


On February 13, 1995, Mr. Francis Choi ("Mr. Choi"), at that time the sole stockholder of CMC, entered into a Purchase Agreement with the Issuer (the "Purchase Agreement") pursuant to which the Issuer granted to Mr. Choi the right to purchase 500 Class A shares. A copy of this agreement was previously filed as Exhibit 7(1). Mr. Choi deposited the purchase price of $2,000,000 with the Issuer on February 15 and 20, 1995, pending completion of the purchase. Mr. Choi then assigned his right to purchase the Class A shares to CMC and the shares were issued by the Issuer to CMC on March 29, 1995. In connection with the exercise by CMC of the right to purchase the Class A shares, the Issuer and Mr. Choi executed letter agreements dated April 17, 1995 and May 17, 1995 amending the Purchase Agreement to effect the issuance of the shares to CMC and to provide that certain representations, warranties and agreements originally made by Mr. Choi would be deemed made by CMC. Copies of the letter agreements were previously filed as Exhibits 7(2) and 7(3). Mr. Choi sold all of his shares of CMC to the current directors of CMC in June 1995 for $2,000,000 and presently is a consultant to CMC who sources investment opportunities for CMC from time to time. Mr. Choi has retained no interest in CMC. Mr. Choi is the Chairman of Early Light Industrial Co., Ltd., a manufacturer of die-cast collectibles on behalf of the Issuer. The directors of CMC (who are also the stockholders of CMC) are also directors of Early Light Industrial Co. Ltd.

Voting Trust Agreement

The Voting Trust Agreement dated February 13, 1995 among the Issuer, Mr. Choi as a predecessor of CMC and Fred W. Wagenhals, the President, Chief Executive Officer and a stockholder of the Issuer, has been terminated and the shares of Common Stock beneficially owned by CMC have been released from any obligation thereunder.

The description of the Purchase Agreement contained in Items 3, 4 and 6 is qualified in its entirety by the complete text of such document (including exhibits and amendments thereto), copies of which were previously filed as Exhibits 7(1) through 7(3).

Item 7. Exhibits. (previously filed on paper)

Exhibit No.         Description of Exhibit

Exhibit 7(1) Purchase Agreement dated February 13, 1995 between Francis Choi and the Issuer.

Exhibit 7(2) Letter Agreement amending the Purchase Agreement dated April 17, 1995.

Exhibit 7(3)        Letter Agreement dated May 17, 1995.

CUSIP NO. 004933107                                    Page 6 of 6 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   CMC ENTERPRISES LIMITED


Dated:  Mar. 14, 1997                         By: /s/ Linda Lee
                                                ---------------------------

                                             Its: Director
                                                ---------------------------